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                              November 4, 2021

       Kevin J. Mitchell
       Chief Financial Officer
       Phillips 66
       2331 CityWest Boulevard
       Houston, TX 77042

                                                        Re: Phillips 66
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Response Dated
October 15, 2021
                                                            File No. 001-35349

       Dear Mr. Mitchell:

              We have reviewed your October 15, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 22, 2021 letter.

       Response Letter Dated October 15, 2021

       Form 10-K for Fiscal Year Ended December 31, 2020

   1. Your response to prior comment 4 states, in part, that you have not experienced material weather-related impacts
on the availability the insurance coverage you have historically maintained. Please
provide us with additional support for this statement.
   2. We note from your response to prior comment 6 that your compliance with climate-related laws and regulations
can increase your exposure to litigation. Please tell us how you considered providing
disclosure addressing the risks associated with the possibility of climate change related
litigation, including litigation not solely related to compliance with climate-related laws
and regulations, and its potential impact.
 Kevin J. Mitchell
Phillips 66
November 4, 2021
Page 2

       You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner
(Office Chief) at (202) 551-3489 if you have questions.



FirstName LastNameKevin J. Mitchell                      Sincerely,
Comapany NamePhillips 66
                                                         Division of
Corporation Finance
November 4, 2021 Page 2                                  Office of Energy &
Transportation
FirstName LastName